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RECEIVED
FEB 0 8 2005
WASH. D.C.
185
SECTION

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


05005568

Date	January 19, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed a press release dated January 19, 2005:

VNU NAMES NEW HEAD OF ITS MMI GROUP AND ANNOUNCES NEW CORPORATE MANAGEMENT STRUCTURE

With kind regards,
VNU bv

Rob de Meel
Senior Vice President

PROCESSED
FEB 0 9 2005
THOMSON FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747




RECEIVED
FEB 0 8 2005
185

Press release

Date January 19, 2005

VNU NAMES NEW HEAD OF ITS MMI GROUP AND ANNOUNCES NEW CORPORATE MANAGEMENT STRUCTURE

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that **Susan D. Whiting** is appointed Executive Vice President of the Media Measurement & Information (MMI) group as per Monday, April 4, 2005. Susan Whiting will replace Mike Connors as head of MMI. Whiting has been with Nielsen Media Research since 1978 and was named its President & CEO in 2002, a role she will continue to fulfill.

In addition, as of the same date, **Michael Marchesano** of VNU Business Media U.S. will lead Nielsen Entertainment, which will remain as a division of MMI, to help drive deeper harmonization and greater collaboration among the entertainment segments of VNU's businesses. Marchesano has been with the company since 1999 and was named President & CEO of VNU Business Media U.S. in 2001, a responsibility he will continue to hold. The decision made by Mike Connors, current Chairman & CEO of the MMI group, to leave VNU was the subject of an earlier announcement on January 7, 2005.

VNU furthermore announced the introduction of an Operating Committee as part of a new management structure as per Monday, April 4, 2005. This new organizational structure will align VNU and the business unit strategies, in order to identify areas of operating improvement both within the corporate area and within the business units, facilitate inter-group cooperation and drive cross platform synergies.

Along with the Executive Board members, Rob van den Bergh, Chairman and CEO, Rob Ruijter, CFO, and Mike Connors until his departure, the Operating Committee will include Mike Marchesano, Steve Schmidt, Susan Whiting and Steve Wilson as well as key corporate staff members.

Rob van den Bergh, Chairman and CEO commented: "Together with the appointment of Susan Whiting as Executive Vice President of our MMI group, the creation of this new Operating Committee serves to reshape the top management structure of our company: a strong experienced and balanced Operating Committee which will be able to manage across traditional boundaries in our company."

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12



Press release

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00